DIANA SHIPPING INC.®

We create to share



Financial Results for the 1st Quarter of 2026

May 28, 2026

Our Presenting Team

Semiramis Paliou



Director &
Chief Executive Officer

Ioannis Zafirakis



Director &
President

Maria Dede



Co-CFO & Treasurer

Dave Van der Linden



Chief Commercial Officer of Diana Shipping Services S.A.

Our Company's confidence stems from our established track record

DSX
LISTED
NYSE

Financial Results for the 1st Quarter of 2026

DSX
LISTED
NYSE

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



DSX
LISTED
NYSE

Diana's Key Points

46% NET DEBT/MARKET VALUE[1]

US$124.5m OF CASH[2]

US$168.5m SECURED REVENUES[3]

12.49 years
AVERAGE AGE[3]

4.1m DWT CARRYING CAPACITY

99.9% AVERAGE FLEET UTILIZATION[4]

11 groups
OF SISTER VESSELS


Ultramax
13%
Newcastlemax
21%
Panamax
10%
Kamsarmax
12%
Post-Panamax
9%
Capesize
35%

FOUNDED 1972

4.41m MT Cargo Carried[2]

941 employees[2] ACROSS SEA & ASHORE

LISTED SINCE 2005

GLOBAL OPERATIONS

STRONG ESG FOCUS

36 vessels
ON THE WATER[5]

1 vessel
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH METHANOL DUAL-FUEL PROPULSION



DSX LISTED NYSE

Source: Company Information
Note 1) Fleet market values as of March 31, 2026.
Note 2) As of March 31, 2026.
Note 3) As of May 20, 2026.
Note 4) For the three months ended March 31, 2026.
Note 5) 31 vessels are managed by Diana Shipping Services S.A. and 5 vessels are managed by Diana Wilhelmsen Management Limited.

Highlights of the 1st Quarter 2026 and recent developments

- In January 2026, we announced our intention to nominate a slate of six highly qualified director candidates for election to the Board of Directors of Genco Shipping & Trading Limited (NYSE: GNK) ("Genco") at Genco's 2026 Annual Meeting of Shareholders to be held on June 18, 2026.

- In March 2026, we increased our offer to $23.50 per share in cash, to acquire all outstanding shares of Genco not already owned by Diana, backed by $1.433 billion in fully committed financing and supported by a definitive agreement with Star Bulk Carriers Corp. (Nasdaq: SBLK) to acquire 16 Genco vessels for $470.5 million in cash.

- In May 2026, we launched a tender offer to acquire all outstanding shares of Genco for $23.50 per share in cash.

- As of May 20, 2026, we have secured US$123.5 million of contracted revenues for 83% of the remaining ownership days of the year 2026 and have secured US$44.1 million of contracted revenues for 17% of the ownership days of the year 2027.

- In May 2026, we were awarded the Gold Award in the "Governance Leader Award" category at the Environmental Social and Governance (ESG) Shipping Awards 2026.

- In May 2026, we declared a cash dividend in the amount of US$0.01 per common share for the first quarter of 2026.

DSX
LISTED
NYSE

Source: Company Information

Increased All-Cash Offer to Acquire Genco Shipping & Trading to $24.80 per share

We amended our Tender Offer Price to $24.80 per share in cash and extended the Tender Offer deadline to June 26, 2026

- The revised offer price will be adjusted on a one-for-one basis for any dividends or other distributions declared or paid to shareholders following announcement of the offer.

Our increased offer represents a compelling value for Genco shareholders across every relevant measure, including:

- a 39% premium to Genco's undisturbed closing share price on November 21, 2025;
- a 48% premium to Genco's 30-day volume-weighted average price as of that date; and
- pricing at approximately 1.0x Genco's net asset value ("NAV") adjusted for Genco management newly adopted incentive plan – at cyclically high asset values.

Before Diana's involvement, Genco traded at an average 30% discount to NAV since 2020

- If the offer is not completed, Genco's share price could decline to approximately $18 per share if the stock reverts back to its historical trading.

Urges Genco Shareholders to Vote the **GOLD** Universal Proxy Card "**FOR**" Diana's Six Independent Director Nominees at the 2026 Annual Meeting

DSX
LISTED
NYSE

Source: Company Information

Recent Chartering Activity*



Weighted average contracted charter rate ($ per day)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$16,000
1 vsl
408 days
$17,297
3 vsls
387 days
$27,500
1 vsl
641 days
ULTRAMAX
PANAMAX, KAMSARMAX, POST-PANAMAX
CAPESIZE

VESSEL	TYPE	BUILT	RATE	CHARTERER
New York	Capesize	2010	$27,500	Refined Success Limited
Myrto	Kamsarmax	2013	$16,650	Nippon Yusen Kabushiki Kaisha, Tokyo
DSI Pyxis	Ultramax	2018	$16,000	Oldendorff GmbH & Co. KG
Crystalia	Panamax	2014	$16,200	SwissMarine Pte. Ltd., Singapore
Polymnia	Post-Panamax	2012	$20,000	Oldendorff GmbH & Co. KG



Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 Q4/26 Q1/27 Q2/27 Q3/27 Q4/27 Q1/28 Q2/28

Previous Charter Period

Fixed Period **

*From February 20, 2026 until May 20, 2026.
**Average Period calculated based on earliest redelivery date.
Source: Company's filings with the U.S. Securities and Exchange Commission

DSX LISTED NYSE

Disciplined & Non-Speculative Chartering Strategy

Average Daily TC Rate of Fixed Revenues US$18,338**
For the remaining of 2026

17% unfixed days**
for the remaining of 2026

Average contract duration**
1.24 years

Secured Revenues US$123.5m**
for the remaining of 2026

VESSEL	TYPE	RATE
Fleet Average		*$17,753*
New York	Capesize	$27,500
Myrto	Kamsarmax	$16,650
Maia	Kamsarmax	$14,000
DSI Pyxis	Ultramax	$16,000
Seattle	Capesize	$24,500
DSI Andromeda*	Ultramax	$14,600
Florida*	Capesize	$25,900
Crystalia	Panamax	$16,200
Amphitrite	Post-Panamax	$16,500
Polymnia	Post-Panamax	$20,000
Santa Barbara*	Capesize	$25,500
DSI Aquila	Ultramax	$14,500
Phaidra	Post-Panamax	$14,500
Semirio	Capesize	$21,650
DSI Altair	Ultramax	$14,750
DSI Pollux	Ultramax	$14,750
Myrsini	Kamsarmax	$13,500
New Orleans*	Capesize	$26,000
Electra	Post-Panamax	$14,000
P.S. Palios	Capesize	$25,200
DSI Aquarius	Ultramax	$14,500
San Francisco	Newcastlemax	$26,000
Maera	Panamax	$11,750
DSI Phoenix	Ultramax	$13,500
G. P. Zafirakis	Capesize	$26,800
Leonidas P. C.	Kamsarmax	$14,000
Los Angeles	Newcastlemax	$24,000
Newport News	Newcastlemax	$25,000
Astarte	Kamsarmax	$12,500
DSI Polaris	Ultramax	$12,250
Leto	Panamax	$12,750
Atalandi	Panamax	$10,100
Philadelphia	Newcastlemax	$21,500
DSI Pegasus	Ultramax	$14,250
Medusa	Kamsarmax	$13,000
Ismene	Panamax	$11,000



Q4/25
Q1/26
Q2/26
Q3/26
Q4/26
Q1/27
Q2/27
Q3/27
Q4/27

- Committed to a conservative chartering strategy since inception
- Medium to long-term time charters which are spread out to avoid clustered maturities
- The strategy provides earnings visibility and strengthens resilience to market downturns

Current Chartering Period
Previous Chartering Period
Redelivery window
Dry docking
Off-hire

*Bareboat chartered-in.
**As of May 20, 2026.
Source: Company Information

DSX LISTED NYSE

Financial Highlights for the 1st Quarter 2026*

	1st Quarter 2026	1st Quarter 2025
TC Revenues	$54.7m	$54.9m
Adjusted EBITDA**	$23.3m	$23.3m
Net Income	$29.1m	$3.0m
Earnings Per Common Share, Diluted	$0.25	$0.01

	March 31, 2026	December 31, 2025
Cash, cash equivalents and restricted cash	$124.5m	$122.3m
Long-term debt and finance liabilities, net of deferred financing costs	$621.1m	$636.1m

DSX
LISTED
NYSE

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**See appendix for Adjusted EBITDA calculation.

Summary of Selected Financial & Other Data*

	Three months ended March 31, 2026	2025
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	54.7	54.9
Voyage expenses	3.1	3.0
Vessel operating expenses	19.5	20.0
Net income	29.1	3.0
Net income attributable to common stockholders	27.7	1.6
Fleet data		
Average number of vessels	36.0	37.8
Number of vessels	36.0	37.0
Weighted average age of vessels	12.4	11.4
Ownership days	3,240	3,401
Available days	3,222	3,303
Operating days	3,219	3,289
Fleet utilization	99.9%	99.6%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	16,035	15,739
Daily vessel operating expenses***	6,009	5,866

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DSX LISTED NYSE

Current Debt Profile*



Debt Amortization Profile
CREDIT FACILITIES MATURITIES
SLB PURCHASE OBLIGATION
SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES AMORTIZATION
SLB AMORTIZATION
US$ million
240
220
200
180
160
140
120
100
80
60
40
20
0
$3.8
$175.0
$64.8
$26.0
$52.1
$52.1
$48.3
$43.1
$1.0
$24.4
$27.9
$8.8
$10.7
$11.2
$11.6
$10.2
$6.7
$3.2
2027
2028
2029
2030
2031
2032



Debt Balance Profile
PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$175.0
$175.0
$93.2
$82.1
$70.5
$249.9
$197.7
$145.6
$34.3
$52.9
$27.6
$0.0
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the US$100 million facility with DNB Bank.

Source: Company

DSX
LISTED
NYSE

Breakeven vs Estimated Revenue for the remainder of 2026 & 2027*

Daily Estimated Cash Uses vs TC Revenues



$2,857
$2,099
$18,989
$19,201
$6,009
$4,755
$1,815
$2,133
$947
$445
$240
$16,344
Unfixed $18,600
Fixed $18,338
Unfixed $19,067
Fixed $19,858
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2026
2027
Average Daily TC Rate***

FFA rates as of May 20, 2026						
	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q2 2026	$18,500	$18,200	$19,500	$18,200	$36,800	$44,200
Q3 2026	$19,000	$18,500	$19,800	$18,500	$33,100	$39,700
Q4 2026	$17,400	$17,100	$18,400	$17,100	$31,900	$38,300
Q1 2027	$13,500	$13,300	$14,600	$13,300	$22,900	$27,500
Q2 2027	$15,700	$14,800	$16,200	$14,800	$28,300	$34,000
Q3 2027	$14,800	$14,200	$15,500	$14,200	$27,800	$33,400
Q4 2027	$14,500	$13,600	$14,900	$13,600	$27,800	$33,400
Q1 2028	$13,600	$12,800	$14,200	$12,800	$23,100	$27,800
Q2 2028	$13,600	$12,800	$14,200	$12,800	$23,100	$27,800
Q3 2028	$13,600	$12,800	$14,200	$12,800	$23,100	$27,800
Q4 2028	$13,600	$12,800	$14,200	$12,800	$23,100	$27,800

Estimated Cash Uses vs TC Revenues (2026)



$16.6
$149.6
$48.9
$38.7
$14.8
$17.4
$7.7
$3.6
$2.0
$133.0
Unfixed $26.1
Fixed $123.5
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2026
TC Revenues***

Estimated Cash Uses vs TC Revenues (2027)



$37.5
$252.3
$79.0
$62.5
$23.8
$28.0
$12.4
$5.8
$3.2
$214.8
Unfixed $208.2
Fixed $44.1
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2027
TC Revenues***

DSX
LISTED
NYSE

* From May 20, 2026
** As of March 31, 2026
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021



Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.71 per common share
Cumulative dividend payout
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.100
$0.459
$0.200
$0.250
$0.275
$0.175
$0.184
$0.150
$0.150
$0.101
$0.150
$0.150
$0.070
$0.075
$0.075
$0.075
$0.010
$0.010
$0.010
$0.010
$0.010
$0.010
$0.010
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

DSX LISTED NYSE

Source: Company

Dry Bulk Market Overview

12 month TC Rates


Capesize
Panamax
Ultramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day*
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023
Jan-2024
Apr-2024
Jul-2024
Oct-2024
Jan-2025
Apr-2025
Jul-2025
Oct-2025
Jan-2026
Apr-2026

Comments

- Q1 2026 continued the strong momentum of second half 2025.
- Capesize vessels outperformed, with Q1 average earnings at $26,405. One year T/C rate for a modern 182K DWT stands around $34,000 per day.
- Midsize vessels had a strong Q1, with average earnings at $15,395 for Kamsarmax and $14,577 for Ultramax vessels. The one year T/C rate is around $20,000 and $ 18,000, respectively.
- Supply growth very low on Capes with only 7 units delivered. Higher deliveries of Kamsarmax and Ultramax but offset by the effects of the Middle East conflict.
- Strong period market points at continued positive sentiment.

DSX LISTED NYSE

Sources: Clarksons SIN; Banchero Costa Research

Key demand drivers

GDP growth



8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
% yr/yr
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e

GDP growth			
	2025e	2025a	2026e
	4.8%	5.0%	4.4%
	6.6%	7.6%	6.5%
	2.0%	2.1%	2.3%
	1.2%	1.6%	1.3%
	3.2%	3.4%	3.1%

Sources: Clarksons SIN; Banchero Costa Research

Dry bulk trades



Iron ore
Minor bulk
Grains & Soybeans
Coal
30,000
25,000
20,000
15,000
10,000
5,000
0
Billion ton-miles
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e

- Global GDP growth remains steady, but warnings of downward revisions from individual countries, like Germany, as well as from the IMF.
- Modest demand growth of around 1%, off set by tonne-mile increases and the Middle East conflict.
- Strong Q1 for Chinese iron ore imports.
- Coal demand remains fragile, especially in China, due to policy and domestic production.
- Evolving cargo mix combined with new trade routes. Minor bulks, such as bauxite and grains, show strong growth.
- Demand growth in Asia, outside of China, supported the market in Q1.

DSX LISTED NYSE

Supply Outlook

The dry bulk orderbook as % of total fleet is 13%.

Dry bulk deliveries in million DWT


100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Panamax
Capesize
Smaller bulk vessels
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e
2027e
2028+e

Dry bulk orderbook in % of existing fleet


100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Total dry bulk
Capesize
Panamax
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e

DSX LISTED NYSE

Source: Clarksons SIN

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Global seaborne trade is expected to stay firm for the balance of the year, supported by iron ore demand and minor bulks, such as bauxite and grains.
- Tonne-mile support is expected to continue, with longer iron ore flows from Brazil and West Africa.
- Grain exports from East Coast South America are expected to remain strong.
- Significant drydock schedule, combined with modest deliveries, especially in the Capesize segment.

On the negative side:

- Fleet growth, especially for Kamsarmax and Ultramax, could exceed demand, and demolition is expected to remain at historical lows.
- Coal demand, while seeing a temporary increase, is expected to remain under pressure, especially in China.
- Macro and policy risks, especially in China and Indonesia.
- Geopolitical uncertainty can highly influence the global economy. It is very hard to predict the medium to long term effects of the Middle East conflict on drybulk and the economy in general.

DSX LISTED NYSE

Sources: Clarksons SIN; Banchero Costa Research

Industry Leading Sustainability Structure

Climate
CDP
2025
B

Climate & Environmental Transparency

DIANA SHIPPING INC. ©S&P Global 2025.
Transportation and Transportation Infrastructure
Corporate Sustainability Assessment (CSA) Score 2025
32 /100
As of 03 FEBRUARY 2026
For more information, visit: www.spglobal.com/esg/csa/methodology
S&P Global

Bloomberg Intelligence

Corporate Sustainability & ESG Performance



ESG REPORT
2024
DIANA SHIPPING INC.

This report has been limited assured in accordance with International Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information ("ISAE 3000" (Revised)), issued by the International Auditing and Assurance Standards Board ("IAASB") by Deloitte Certified Public Accountants S.A.

Participant of:

GLOBAL MARITIME FORUM

MACN

WE SUPPORT UN GLOBAL COMPACT

SEA CARGO CHARTER

ALL ABOARD ALLIANCE

DIVERSITY AT SEA

GETTING TO ZERO COALITION
GLOBAL MARITIME FORUM

INTERMEPA
INTERNATIONAL MARINE ENVIRONMENT PROTECTION ASSOCIATION

•HELMEPA•

DSX
LISTED
NYSE

Source: Company Information

Summary

Leading pure play dry bulk carrier company...

Legacy
safely navigated through shipping cycles since 1972

Listed on NYSE
since 2005

Experienced management team
ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement
maintaining its high reputation and strong relationships

Rewarding our shareholders
with attractive cash and in-kind dividends, whenever possible.

...with a consistent, non-speculative and disciplined strategy

Consistently staggered
chartering strategy targeting quality counterparts

Maintaining a solid balance sheet
with strong cash position of US$124.5m and net LTV of 46%

Countercyclical approach
through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet
to ensure efficient operations

ESG Strategy
a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence.

Q & A

DSX
LISTED
NYSE

Appendix

- Income Statement for the three months ended March 31, 2026 and 2025
- Adjusted EBITDA calculation for the three months ended March 31, 2026 and 2025
- Balance Sheet as of March 31, 2026 and December 31, 2025
- Organization Structure
- Reputable charter counterparts

DSX
LISTED
NYSE

Income Statement

		Three months ended March 31, 2026		2025
		in million of US Dollars		
REVENUES:				
Time charter revenues	$	54.7	$	54.9
OPERATING EXPENSES				
Voyage expenses		3.1		3.0
Vessel operating expenses		19.5		20.0
Depreciation and amortization of deferred charges		12.0		11.2
General and administrative expenses		8.7		8.2
Management fees to a related party		0.3		0.3
Gain on Sale of Vessels		-		(1.5)
Other operating (income)/loss		(0.1)		0.2
Operating income, total	$	11.3	$	13.6
OTHER INCOME / (EXPENSES):				
Interest expense and finance costs		(9.8)		(11.1)
Interest and other income		3.9		1.9
Gain/(loss) on derivative instruments		0.1		(0.2)
Loss on related party investments		(0.1)		(1.1)
Gain on equity securities		26.4		-
Loss on warrants		(2.2)		-
Loss from equity method investments		(0.5)		(0.2)
Total other expenses, net	$	17.8	$	(10.6)
Net income	$	29.1	$	3.0
Dividends on series B preferred shares		(1.4)		(1.4)
Net income attributable to common stockholders	$	27.7	$	1.6
Earnings per common share, basic and diluted		0.25		0.01

Adjusted EBITDA Calculation

		Three months ended March 31, 2026		2025
		in million of US Dollars		
Operating income, total	$	11.3	$	13.6
Depreciation and amortization of deferred charges		12.0		11.2
Gain on Sale of Vessels		-		(1.5)
Adjusted EBITDA	$	23.3	$	23.3

DSX
LISTED
NYSE

Balance Sheet

ASSETS		March 31, 2026		December 31, 2025
		in millions of US Dollars		
Cash, cash equivalents and restricted cash	$	124.5	$	122.3
Investments in equity securities		144.6		118.2
Other current assets		19.8		22.4
Fixed assets		818.6		826.7
Investments in related parties and equity method investments		54.1		53.9
Other noncurrent assets		27.2		26.8
Total assets		**1,188.8**		**1,170.2**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred financing costs	$	621.1	$	636.1
Other liabilities		37.8		31.7
Total stockholders' equity		529.9		502.4
Total liabilities and stockholders' equity		**1,188.8**		**1,170.2**

DSX
LISTED
NYSE

Organizational structure


DIANA SHIPPING INC.
45 SPCs
Diana Ship Management Inc.
DIANA SHIPPING SERVICES
Komi Shipping Company Inc. & Diana General Partner Inc.
Diana Energize Inc.
Diana Gas Inc.
Cebu Shipping Company Inc.
50%
Wilhelmsen Ship Management
50%
DIANA WILHELMSEN Management Limited
25%
Bergen Ultra LP
34%
windward
80%
ecogas
24%
Diana Mariners Inc.

DSX LISTED NYSE

Note 1) 100% owned if not indicated otherwise

Reputable charter counterparts

NYK LINE
NIPPON YUSEN KAISHA

GLENCORE

LDC.
Louis Dreyfus Company

NORDEN

OLDENDORFF EO

MOL
Mitsui O.S.K. Lines

COSCO SHIPPING

RioTinto

BHP

SWISSMARINE

K "K" LINE

BUNGE

COBELFRET

KOCH

Cargill

Source: Company